MEDINOTEC, INC.

10120 W Flamingo Rd

Ste 4 - 2090

Las Vegas NV

89147

Via EDGAR

November 2, 2022

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3720

Washington D.C., 20549-7010

Attention: Abby Adams

Re: Medinotec Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed September 29, 2022

File No. 333-265368

Dear Abby Adams:

I write on behalf of Medinotec, Inc. (the “Company”) in response to Staff’s letter of October 13, 2022, by the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Amendment No. 3 to Registration Statement on Form S-1, filed September 29, 2022 (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Amendment No. 3 to Registration Statement on Form S-1 filed September 29, 2022

Description of Business

Our Key Products, page 67

1. We reissue comment 6 in part. Please provide us with the support for your statement that

Canada does not require additional approval beyond knowledge that your medical device has obtained U.S. FDA 510(k) clearance.

The Company has separated Canada and the United States as separate jurisdictions; therefore Canada has been removed from this paragraph in the document and it now refers to the United States only.

Index to Financial Statements, page 82

2. Please revise this page to correctly state the year ends that are presented in your Unaudited Consolidated Balance Sheets of Medinotec Group of Companies. Currently, the index states the period to be February 28, 2021 when it appears it should be February 28, 2022, as indicated on the Consolidated Balance Sheets on page F-26.

The Company inserted an introductory paragraph defining all sets of financial information into the MD&A and the SUMMARY section of the document which clearly defines and describes all relevant financial information and periods covered by each set therefore clearly guiding the reader to which information is Audited vs Unaudited and which information relates to each period of time covered.

All financial information has been updated to include the second quarter ending Aug 31, 2022.

3. Please revise your financial statements for the Three Months Ended May 31, 2022 and

May 31, 2021 to indicate that both periods presented are unaudited as your auditors did not opine on the combined financial statement information for these periods.

Together with the answer to question 2 above we have adjusted all headings to clearly state audited vs non-audited where applicable.

All financial information has been updated to include the second quarter ending Aug 31, 2022.

Medinotec Incorporated Group

For the Three Months Ended May 31, 2022 (Unaudited) and May 31, 2021

Note 12. Business Acquisitions

Acquisition of Disa Medinotec Proprietary Limited, page F-44

4. We reviewed your response and revised disclosure to our prior comments 8 and 9. It is not clear how the pro forma financial information provided in this footnote and the additional disclosures provided in MD&A complies with ASC 805-50-45-5. For instance, in your Results of Operations discussion for the Quarter Ended May 31, 2022 and 2021 regarding revenues, you state that for the quarter ending May 31, 2021 the DISA Medinotec Proprietary Limited showed revenue of $319,696 and Medinotec Group recorded revenue of $80,254 for the quarter ended May 31, 2021. It would appear that the revenue line item presented in the Consolidated Statement of Operations would combine the financial data of the previously separate entities in accordance with ASC 805-50-45-5. In addition, your Results of Operations discussion should compare the stated amounts that are presented in the financial statements. Please revise the financial statements and your Results of Operations discussion or explain to us your accounting treatment. Further, please explain what the difference between the table of revenues by product type for Q12022 of $325,638 doesn't agree with the revenue reported on the Consolidated Statement of Operations of $80,254 or the amount of revenues in your MD&A discussion of $319,696.

Together with questions 2 and 3 above we have expanded discussions to include reconciliations of all financial information to the financial statements and to further expand this to a pro forma level. All discussions was included in a table format to clearly indicate which financial statements the information have been obtained from.

The financial discussions was concluded on a basis of current vs prior periods and includes a additional reconciliation to pro forma information presented.

All events and effective dates have been described and referred to for accounting purposes where applicable.

All financial information has been updated to include the second quarter ending Aug 31, 2022.

Sincerely

/s/ Pieter van Niekerk

Pieter van Niekerk

Chief Financial Officer

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